A.M. Best Company, Inc.


A.M. Best Company, Inc.
(Board of Directors)
A.M. Best Rating Services, Inc.
(Board of Directors)
A.M. Best Europe
Information Services Limited
(Board of Directors)
A.M. Best America Latina
S.A. de C.V
(Board of Directors)
A.M. Best Asia-Pacific
Limited
(Board of Directors)
A.M. Best Asia-Pacific
(Singapore) Pte. Ltd.
(Board of Directors)
A.M Best Europe
Rating Services Limited
(Board of Directors)
A.M. Best (EU)
Rating Services B.V.
(Board of Directors)

A.M. Best Rating Services, Inc.

Organization Structure



A.M. Best Rating Services, Inc.
President AMBRS
EVP & COO AMBRS
Managing Director Rating Operations
Managing Director Credit Rating Criteria
Sr. Director & CISO Information Security
Sr. Director Data Management
Managing Director & CCO AMBRS, AMBAL
Sr Managing Director & CRO AMBRS
Managing Director North American PC
Managing Director North American L/H
Managing Director Global Reinsurance & ILS
Managing Director PC, Life & Annuity Composite
Managing Director, Analytics AMBERS, AMBEU, AMBAP, AMBAPS
EVP & CIO Information Technology
Managing Director Head of Data Strategy & Architecture
Sr. Director Rating Application Services
Sr. Director Corporate IT
EVP & CSO Strategy, Communications
Managing Director Business Development
Managing Director Market Dev & Information Services AMBERS
Managing Director Market Development AP AMBAPS
Managing Director Operations & Market Development, AMBAL
Sr. Managing Director & CFO (ex Americas) AMBERS
Sr. Managing Director HR & Internal Operations AMBERS
Sr Managing Director Risk & International Compliance (ex Americas), AMBERS